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PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

July 17, 2020

Confidential Draft Registration Statement Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Miniso Group Holding Limited

Confidential Submission of the Draft Registration Statement on

Form F-1

Dear Sir/Madam,

On behalf of our client, Miniso Group Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.00001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement and the nonpublic draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Draft Registration Statement

Securities and Exchange Commission

July 17, 2020

Financial Statements

In this submission, the Company has included (i) its audited consolidated financial statements and selected financial information as of July 1, 2018 and June 30, 2019, and for the fiscal year ended June 30, 2019, and (ii) its unaudited interim consolidated financial statements and selected financial information as of March 31, 2020 and for the nine months ended March 31, 2019 and 2020, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The Company intends to include the audited consolidated financial statements as of and for the fiscal year ended June 30, 2020 in a subsequent filing with the Commission when they become available.

The Company respectfully advises the Commission that the Company has not included audited financial statements for the fiscal year ended June 30, 2018 or selected financial information for the fiscal years ended June 30, 2016, 2017 and 2018 pursuant to Instruction G to Form 20-F (First-Time Application of International Financial Reporting Standards). As a first-time adopter of IFRS, the Company is permitted to (i) omit the earliest of the three years of audited financial statements required by Item 8.A.2 of Form 20-F, and (ii) present selected financial information for the two most recent financial years, as opposed to the five most recent financial years required by Item 3.A of Form 20-F.

In addition, the Company has omitted from this submission its audited consolidated financial statements and selected financial information as of and for the fiscal year ended June 30, 2018, because the Company reasonably believes that such financial statements and selected financial information will not be required at the time when the registration statement on Form F-1 is publicly filed, in accordance with the Commission’s Compliance and Disclosure Interpretations relate to the Fixing America’s Surface Transportation (FAST) Act.

The Company further advises the Commission that the Company’s auditors have qualified their opinion on the Company’s audited consolidated financial statements as of July 1, 2018 and June 30, 2019 and for the fiscal year ended June 30, 2019, for omission of comparative consolidated statements of profit or loss, profit or loss and comprehensive income, changes in equity, and cash flows for the fiscal year ended June 30, 2018, as required by IAS 1, Presentation of Financial Statements. The Company expects such qualification will be removed once the Company includes the audited consolidated financial statements as of and for the fiscal year ended June 30, 2020 in subsequent filings.

In addition, the Company respectfully requests that the Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering, the registration statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering unless a waiver is obtained. See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

Draft Registration Statement

Securities and Exchange Commission

July 17, 2020

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-month age of financial statements requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.”

In connection with this request, the Company represents to the Commission that: (i) the Company is not currently a public reporting company in any jurisdiction; (ii) the Company is not required by any jurisdiction outside the United States to prepare, and has not prepared, consolidated financial statements audited under any generally accepted auditing standards for any interim period; and (iii) compliance with Item 8.A.4 of Form 20-F at present is impracticable and involves undue hardship for the Company.

The Company undertakes to include the audited financial statements as of and for the fiscal year ended June 30, 2020 no later than the first public filing of the registration statement on Form F-1.

*        *        *

Draft Registration Statement

Securities and Exchange Commission

July 17, 2020

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Jenny Peng, partner at KPMG Huazhen LLP, by telephone at +86 20 3813-8822 or via email at jenny.peng@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao Z. Julie Gao

cc:	Guofu Ye, Chairman of the Board of Directors and Chief Executive Officer, Miniso Group Holding Limited

Saiyin Zhang, Chief Financial Officer, Miniso Group Holding Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jenny Peng, Partner, KPMG Huazhen LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP